RT TECHNOLOGIES, INC.

2216 East Newcastle Drive

Sandy, Utah 84093

August 19, 2011

Tia L. Jenkins

Raquel Howard

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549

Re:

RT Technologies, Inc.

Form 10-K/A for Fiscal Year Ended December 31, 2010

Filed July 14, 2011

File No. 001-33907

Dear Ms. Jenkins and Howard:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated August 9, 2011, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer-redlined copies.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 8

Evaluations of Disclosure Controls and Procedures, Page 8

Comment 1

We note your response to comment one in our letter dated June 23, 2011.  We note your statement that your president and principal financial officer concluded that your disclosure controls and procedures were effective.  We also note your revised disclosure that  your management “believes [y]our controls and procedures are effective in providing reasonable assurance that the objectives of the controls and procedures are met.”  Pleas revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Response

We have modified the language to indicate the controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Change in internal control over financial reporting

Comment 2

Your response to comment five of our letter dated June 23, 2011 is not entirely compliant with the requirements of Item 308(c) of Regulation S0K.  Revise to disclose whether any changes in internal control over financial reporting occurred during the fourth fiscal quarter that materially affected internal control over financial reporting.

Response

We have revised the language.

Tia L. Jenkins

Raquel Howard

United States Securities and Exchange Commission

Division of Corporate Finance

August 19, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Comment 3

Please revise the disclosures in Form 10-Q as applicable to conform to any changes made to the Form 10-K.

Response

We have made the changes to include in the 10Q.

The Company acknowledging that:

•  the company is responsible for the adequacy and accuracy and accuracy of the disclosure in the filing.

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the ﬁling; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

RT TECHNOLOGIES, INC.

/s/ Michael Lami

President